Exhibit 99.1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of September 15, 2026 (this "Agreement"), is between Selwyn Isakow and Hilary Isakow (together, the "Joint Filers"). In accordance with Rule 13(d)-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the Joint Filers hereby agrees to the joint filing of a statement on Schedule 13G (including any and all amendments thereto) on its behalf with respect to common stock, no par value per share, of Private Bancorp of America, Inc. and that this Agreement may be included as an exhibit to such joint filing.

Each of the Joint Filers further agrees that each Joint Filer is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto insofar as it relates to such Joint Filer's obligation under Section 13(d) of the Exchange Act, and for the accuracy and completeness of the information concerning such Joint Filer contained therein, provided, however, that no Joint Filer is responsible for the accuracy or completeness of the information concerning the other Joint Filer, unless such Joint Filer knows or has reason to believe that such information is inaccurate. Each Joint Filer shall be entitled to file, separately from the other Joint Filer, any amendments to the information concerning such Joint Filer that it shall deem necessary or desirable.

This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 15th day of September, 2026.

/s/ Selwyn Isakow
Selwyn Isakow

/s/ Hilary Isakow
Hilary Isakow